NOTICE OF EXEMPT SOLICITATION (VOLUNTARY SUBMISSION)

NAME OF REGISTRANT: JPMORGAN CHASE & CO

NAME OF PERSON RELYING ON EXEMPTION: Majority Action

ADDRESS OF PERSON RELYING ON EXEMPTION: PO Box 4831, Silver Spring, MD 20914

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

JPMorgan Chase (JPM): Amidst Escalating Climate Risks to the Financial Sector, Reforms to Board Composition and Independence Are Needed to Ensure Climate Competent Governance

Executive Summary

Climate change poses systemic risks to the global financial system and specific risks to financial institutions with exposure to the fossil fuel sector. JPMorgan Chase (“JPM”), the largest US bank, is by far the largest global lender and underwriter to the fossil fuel sector, providing nearly $196 billion in lending and underwriting in the three years (2016-2018) since the Paris Agreement was adopted in 2015.1 JPM is also a leading funder within many of the riskiest and most potentially harmful fossil fuel sectors, including Arctic oil and gas, tar sands, and coal mining. JPM will need to enhance its governance and management, as well as disclose and reduce its risks and financed emissions in order to protect long-term shareholder value. Thus far the company has not acted with the urgency and scale that the climate crisis requires.

JPM CEO Jamie Dimon is also the Chair of the company’s board of directors, which places the onus on the Lead Independent Director to provide the oversight and guidance that long-term shareholders require as the climate crisis escalates. However, this role is held by Lee Raymond, who is uniquely poorly qualified to provide the oversight needed to protect long-term shareholder value in the face of these risks:

●	Raymond has served on the Board of JPM (and its predecessor) for 33 years, and as lead independent director for 19 years, far longer than corporate governance best practices suggest.
●	Raymond was Chair and CEO of ExxonMobil (and its predecessor Exxon) from 1993-2005. During that time, he was the architect and public face of ExxonMobil’s efforts to promote denial of the risks and likelihood of climate change, even after Exxon scientists warned executives of the dangers of warming due to rising CO2 emissions.
●	Raymond’s family members, and potentially Raymond himself, have ongoing financial exposure to the fossil fuel industry at a time when financial leaders and regulators are warning of the risks of sudden re-valuations of asset values in the sector. Re-assessments of these assets could be affected by the actions of the financial institutions like JPM that own, manage, and finance them, creating potential conflicts of interest.

1 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf  p. 7

https://www.majorityaction.us/

Shareholders have repeatedly tried to enhance corporate governance at JPM, including by pushing the company to adopt an independent Board Chair. Over 34 percent of shares voted backed such a proposal in 2018, the last time it was filed, as did proxy advisor ISS. An independent chair proposal will appear on JPM’s proxy statement in 2020, and we recommend that climate-concerned investors vote FOR this measure in order to promote robust and independent oversight over the growing risks climate change poses to JPM investors and the financial system overall. Moreover, should he be re-nominated for a 34th year on the board, we recommend that shareholders vote AGAINST Lee Raymond.

Climate Change Poses Material and Systemic Risks to the Financial Sector, but JPMorgan Chase is Not on Track to Manage these Risks Adequately

Leading financial industry regulators are sounding the alarm about the dangers that climate change poses to the banking sector and the stability of the economy overall. In January, the Bank for International Settlements, the umbrella organization for the world’s central banks, warned that “climate change poses unprecedented challenges” and could be “the cause of the next systemic financial crisis.”2 According to the Federal Reserve Bank of San Francisco, the combination of loan losses resulting from extreme weather and disasters, transition risks in fossil-exposed sectors, and credit risks in regions exposed to rising oceans could “threaten the stability of the financial system as a whole.”3 As the Bank of England has noted, up to $20 trillion in asset values could be wiped out due to climate change. 4 Mark Carney, outgoing governor of the Bank of England, has warned of the “catastrophic impacts” of climate change on the financial sector. According to Carney, placing the world on a pathway to limiting warming to the goals of the Paris Agreement will require “the commitment of all actors in the financial system to act [to] avoid a climate-driven ‘Minsky moment’ - the term we use to refer to a sudden collapse of asset prices.”5

To safeguard long-term shareholder value and avoid such a Minsky moment, financial institutions urgently need to assess and disclose their financed emissions, commit to reduce their financed emissions in alignment with meeting the goals of the Paris Agreement, and phase out lending to the riskiest and most harmful fossil fuel projects. At a time when oil supplies currently in production already exceed the global carbon budget for 1.5 degrees Celsius,6 banks will need to re-evaluate long-standing relationships with an oil and gas sector dedicated to risky expansion. However, top US banks are not yet on track to do so, and in particular, JPM, the largest US bank, is a significant laggard.

2 https://www.bis.org/publ/othp31.pdf pp. viii, 1;

https://www.nytimes.com/2020/01/23/business/climate-change-central-banks.html

3https://www.frbsf.org/economic-research/publications/economic-letter/2019/march/climate-change-and-federal-reserve/

4https://www.telegraph.co.uk/business/2019/04/15/climate-change-could-wipe-20-trillion-assets-bank-england-warns/

5https://www.theguardian.com/environment/2019/oct/13/firms-ignoring-climate-crisis-bankrupt-mark-carney-bank-england-governor

JPMorgan Chase is the Largest Global Lender and Underwriter to the Fossil Fuel Sector

A landmark 2019 report analyzed bank lending and underwriting of the 33 largest global banks to over 1,800 companies participating in the fossil fuel extraction, distribution, and combustion life cycle since the adoption of the Paris Agreement in 2015. Collectively, these 33 banks provided $1.9 trillion in lending and underwriting services to the fossil fuel sector in the three years from 2016-2018. JPM alone accounted for just under $196 billion, or approximately 10% of this total. Of the $1.9 trillion total, over $600 billion was directed to the 100 companies most directly involved in the expansion of fossil fuels, and again, JPM emerged as the leading lender and underwriter to this group by a large margin. JPM provided $67 billion in financing to these firms from 2016-2018 – 68% more than the bank in second place, Citigroup.7

JPM’s lending and underwriting support for fossil fuel expansion extends to companies undertaking the riskiest and most harmful projects, and JPM has not adopted policies to shift future financing. In the three years since the Paris Agreement was signed:

●	JPM was the largest banker to the 30 top companies drilling for oil and gas in the Arctic, providing $1.7 billion in financing for this sector from 2016-2018.[8] Leading European banks, including BNP Paribas, Standard Chartered, ABN AMRO, and BBVA, and recently US-based Goldman Sachs, have adopted policies prohibiting all direct finance to Arctic oil and gas or restricting corporate finance to companies involved in those projects.[9]
●	JPM was the largest US banker to the 30 largest companies involved in the production of oil from Canadian tar sands, plus four key tar sands pipeline companies, with lending and underwriting support reaching $7.8 billion from 2016-2018.[10] Many international peers have committed to significantly curtail financing to this sector, with ten prohibiting all financing for all tar sands projects and seven restricting financing for tar sands companies.[11]

6 https://www.carbontracker.org/ reports/breaking-the-habit

7 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf, p. 22

8 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf, p.40.

9 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf p. 40-42; https://www.goldmansachs.com/s/environmental-policy-framework/

10 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf, p.29.

11 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf, p.34.

●	JPM was the largest US banker to the 30 top companies conducting coal mining, with $1.2 billion in lending and underwriting from 2016 to 2018.[12] In December 2019, US peer Goldman Sachs adopted a policy committing to decline to finance new thermal coal mine development or mountaintop removal mining, and to phase out financing of companies significantly engaged in thermal coal mining companies that fail to demonstrate how they will diversify away from thermal coal mining and reduce emissions.[13]

While JPM has made significant headline commitments to sustainability and clean energy financing, analysis from the World Resources Institute has demonstrated that JPM’s annualized commitment to sustainable finance ($22 billion) is dwarfed by its ongoing annualized financing of the fossil fuel sector ($65 billion).14

Despite Extensive Exposure to the Fossil Fuel Sector, JPM’s Disclosures to Shareholders Do Not Provide Measures of Financed Emissions

As BlackRock’s CEO Larry Fink warned on January 14, “we will see changes in capital allocation more quickly than we see changes to the climate itself. In the near future – and sooner than most anticipate – there will be a significant reallocation of capital.”15 JPM’s extensive involvement in the fossil fuel sector poses significant risks to JPM investors. This is both due to the specific counterparty, credit, and investment risks that accompany financing fossil fuel companies, as well as through the systemic risks that the fossil fuel expansion JPM is financing poses to the economy and to financial sector stability overall.

In addition to phasing out lending, underwriting, and investment to specifically high-risk segments and practices of the fossil fuel industry, leading banks are undertaking the critical task of measuring and disclosing their financed emissions. This represents a critical step to establish a baseline from which banks can reduce those emissions towards science-based targets to limit warming to the goals of the Paris Agreement. Over 55 global financial institutions with $3.5 trillion in assets, including ABN Amro, have committed to doing so, and together they had measured and disclosed the emissions of over $1.2 trillion across their lending and investment portfolios by late 2019.16 In January 2020, Lloyds Banking Group, the UK’s largest domestic lender, went further and became the first mainstream lender to set a financed emissions reduction target in line with the Paris goals with the announcement that it would “halve the amount of carbon emissions it finances through personal and business loans by 2030.”17

12 https://www.ran.org/wp-content/uploads/2019/03/Banking_on_Climate_Change_2019_vFINAL1.pdf, p.72.

13 https://www.goldmansachs.com/s/environmental-policy-framework/

https://www.bloomberg.com/news/articles/2019-12-16/goldman-sachs-strengthens-climate-policy-as-global-talks-falter

14 https://www.wri.org/blog/2019/10/how-are-banks-doing-sustainable-finance-commitments-not-good-enough

15 https://www.blackrock.com/corporate/investor-relations/larry-fink-ceo-letter

16 https://carbonaccountingfinancials.com/financial-institutions-taking-action and https://carbonaccountingfinancials.com/newsitem/global-launch-of-partnership-for-carbon-accounting-financials-pcaf

Given its status as the largest global lender to the fossil fuel sector, JPM may be particularly exposed to credit risks and losses if fossil assets undergo swift re-valuations. However, JPM’s 2019 Task Force on Climate-related Financial Disclosures (“TCFD”)18 report to its stakeholders does not account for the magnitude or potential severity of these risks, nor does it make firm commitments to measure and reduce the magnitude of the company’s financed emissions. Indeed, JPM’s disclosures merely state that “[w]e recognize that the TCFD also recommends financial institutions disclose information on credit exposure to various carbon-intensive industries, such as oil and gas, utilities, and mining and metals” and that the company “plan[s] to explore the development of measures that would provide more nuanced insight into both the risks and the resilience of our clients’ businesses to climate-related factors,” without a deadline or timeframe for such “exploration.”19

Governance Reforms Would Help Ensure that JPM’s Board of Directors Provides Rigorous and Timely Oversight of Climate-Related Risks

Given its extensive exposure to the fossil fuel sector, JPM will need to act both with the urgency required by the climate crisis, and with the nuance and prudence needed to responsibly shift its fossil finance portfolio and manage the risks to the bank’s long-term shareholders. This will require strong, climate competent governance that can commit to aligning JPM’s lending, underwriting, and investing to the goals of the Paris Agreement; proactively measure and disclose its financed emissions; and systematically reduce those emissions toward a goal of net-zero emissions economy-wide by 2050 at the latest – in coordination with financial regulators, policymakers, counterparties, and other stakeholders.

JPM shareholders must rely on the company’s board of directors to provide rigorous, proactive, and independent oversight of company management through this process. However, JPM’s governance structure and composition do not lend themselves to such oversight. Jamie Dimon retains both the Chair and CEO roles, despite multiple attempts by long-term shareholders to split the two roles in accordance with corporate governance best practices. A majority of S&P 500 companies have adopted this reform as of 2019, compared to only 30% in 2005.20 Nearly 34% of shares voted supported a proposal urging a split in 2018, the most recent attempt over the last several years to secure independent board leadership at JPM.21 A shareholder resolution calling for an independent chair will again appear on JPM’s proxy in 2020.

17 https://www.theguardian.com/business/2020/jan/21/lloyds-set-to-halve-carbon-emissions-it-finances-in-10-years

18 https://www.fsb-tcfd.org/about/#

19 https://www.jpmorganchase.com/corporate/Corporate-Responsibility/document/jpmc-cr-climate-report-2019.pdf, p. 14.

20 https://www.cnn.com/2019/10/31/success/ceo-board-chair-split-role/index.html

In the absence of an independent chair, the only structural counterweight to Dimon is the board’s lead independent director. JPM’s Lead Independent Director is Lee Raymond, whose prolonged tenure, uniquely irresponsible track record on climate change, and potential conflicts of interest cast doubt on his ability to exercise the necessary judgment and independence to provide strong oversight.

Lee Raymond’s 33-Year Tenure on JPM’s Board Raises Questions about Independence

Lee Raymond has served on the Board of JPM and its predecessor for 33 years, and as lead independent director for 19 years. At 81 years old, he has long passed the retirement age set forth in JPM’s own corporate governance principles, which recommend that directors generally offer to retire at age 72.22 His years of service on the board since 1987 cast doubt on his independence and ability to lead the board in providing strong oversight of Jamie Dimon. The Council of Institutional Investors cautions that “[e]xtended periods of service may adversely impact a director’s ability to bring an objective perspective to the boardroom.”23

Lee Raymond’s Abysmal Track Record on Climate Science and Policy Renders Him Uniquely Ill-Suited to Provide Oversight on Climate Risks

Lee Raymond was the architect and a key public proponent of Exxon’s climate denial strategy while he served as Chair and CEO of ExxonMobil (and its predecessor Exxon) from 1993 to 2005. At a time when Exxon scientists and leadership knew about the risks of climate change, Lee Raymond chose to lead a public effort to undermine climate science and restrict policy efforts to combat it. His record of duplicity and manipulation casts doubt on his ability to lead on this critical systemic risk.

●	Lee Raymond was already an executive at Exxon when the company’s scientists accurately predicted both the dangers of increased CO2 emissions and the emissions trajectory that we are still on today. As Exxon’s 1982 internal memo stated, “there is unanimous agreement in the scientific community that a temperature increase of this magnitude [(3.0 ± 1.5)°C] would bring about significant changes in the earth’s climate, including rainfall distribution and alterations in the biosphere.”[24] Raymond was directly briefed on the work of Exxon scientists to understand CO2 emissions and the company’s role in them as early as 1985.[25]

21 https://www.sec.gov/Archives/edgar/data/19617/000001961718000137/annualmeetingvoteresults20.htm

22 https://www.jpmorganchase.com/corporate/About-JPMC/ab-corporate-governance-principles.htm, section 2.6.

23 CII Policies on Corporate Governance 7.1, https://www.cii.org/corp_gov_policies#indep_director

24 http://insideclimatenews.org/sites/default/files/documents/%2522Consensus%2522%20on%20CO2%20Impacts%20%281982%29.pdf p. 1

●	Under Raymond’s leadership, Exxon spent an amount estimated by two different groups at $16 and 30 million from 1998 to 2005 to wage a campaign raising questions about climate change rather than embrace the scientific consensus and address the oil industry’s role in emissions and climate change.[26] These efforts included recruiting scientists to publicly cast doubt on climate change modeling, publishing advertisements and lobbying against the Kyoto protocols, and resisting calls from shareholders for the company’s board to obtain and publish independent assessments of the role of CO2 emissions on the company’s business.[27]
●	In addition to funding efforts by Exxon and other organizations to cast doubt on climate science, Raymond publicly articulated such viewpoints himself. In 1997 at a meeting of the World Petroleum Council in Beijing, Raymond said, “Many people — politicians and the public alike — believe that global warming is a rock-solid certainty . . . But it's not.”[28] In a 2005 interview with Charlie Rose, Raymond cast doubt on climate science, saying it was caused by sunspots and “the wobble of the earth.”[29]

The Raymond Family’s Ongoing Investments in the Fossil Fuel Sector Could Be Affected by JPM Climate Strategy, Creating Potential Conflicts of Interest for Raymond

While Raymond retired from Exxon over a decade ago, the Raymond family is deeply involved in the fossil fuel sector to this day. All three of Raymond’s sons own firms focused on investment in or services to the fossil industries - including pipelines and other new fossil fuel infrastructure, exploration and drilling, mining, oil and gas, and more. Raymond himself has been involved in several of these ventures. According to the 2019 proxy statement, JPM reported providing credit and other financial services to two of those businesses or their portfolio companies.30

●	Lee Raymond was reported in 2014 to be both an investor and Investment Committee member of Energy and Minerals Group (EMG), an energy private equity firm founded by son John, which had $13 billion in regulatory assets under management as of 2019. EMG’s portfolio companies include pipelines, mining, exploration and more.[31]

25 https://insideclimatenews.org/news/08102015/Exxons-Business-Ambition-Collided-with-Climate-Change-Under-a-Distant-Sea and http://www.climatefiles.com/exxonmobil/meeting-with-lee-raymond-and-exxon-corporate-research/

26 “What Exxon Knew About the Earth’s Melting Arctic” October 9, 2015, Los Angeles Times, https://graphics.latimes.com/exxon-arctic/; and “How Exxon went from Leader to Skeptic on Climate Change Research,” October 23, 2015, Los Angeles Times, https://graphics.latimes.com/exxon-research/

27 https://www.greenpeace.org/usa/global-warming/exxon-and-the-oil-industry-knew-about-climate-change/exxons-climate-denial-history-a-timeline/

28 https://www.nytimes.com/1997/12/12/business/international-briefs-praise-for-the-global-warming-initiative.html

29 Charlie Rose, November 8, 2005, available at https://charlierose.com/videos/18210

More research: https://www.theatlantic.com/science/archive/2019/08/how-fed-could-fight-climate-change-adam-tooze/595084/;

https://www.theatlantic.com/science/archive/2019/12/goldman-sachs-fighting-climate-change-un/603760/

30 https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2019.pdf

●	Through EMG, Lee Raymond served alongside the late former Chesapeake Energy CEO Aubrey McClendon on the board of a holding company for McClendon’s shale-drilling venture, according to 2014 reports.[32] EMG was a lead equity investor in that venture up through the 2016 revelation of federal charges against McClendon, and Lee Raymond’s son John had previously claimed that EMG had “final say over all decisions” in the partnership with McClendon.[33]
●	In July 2018, SEC filings reported that Lee Raymond had an ownership stake in a company led by another son (Colin) that also supports drilling, Compass Well Services.[34]
●	JPM’s 2019 proxy discloses an additional relationship with RR Advisors, an energy investment vehicle founded and managed by Raymond’s third son (Robert).[35] All of RR Advisors disclosed holdings in its most recent 13-F filing appeared to be fossil fuel related, including many holdings in businesses associated with John Raymond.[36]

While his current exposure to ExxonMobil (XOM) stock is unknown, Lee Raymond’s financial exposure to ExxonMobil and the fossil fuel sector continued long after his retirement from the company in 2005. Raymond retired from Exxon with a controversial $400 million package that included 550,000 restricted shares, including 275,000 that only vested in 2015. At the time of his retirement, he held over 3.26 million in owned or restricted shares, with a value at the time of $199 million, and options that held a value of $69.6 million.37

Raymond’s post-Exxon ties to the fossil fuel sector raise questions about conflicts between his interests and potential action by JPM that might impact either the flow of capital to the fossil fuel sector or the market valuation of fossil fuel-backed assets.

31 http://www.emgtx.com/about.html

32 https://www.wsj.com/articles/energy-investor-bets-on-aubrey-mcclendons-second-act-1416870833 and https://www.wsj.com/articles/energy-industry8217s-odd-couple-lee-raymond-and-aubrey-mcclendon-1382042655

33 https://www.texasmonthly.com/articles/the-fall-of-aubrey-mcclendon/

34 http://compasswellservices.com/about-us/leadership/

https://www.sec.gov/Archives/edgar/data/1469510/000156459018019470/ren-10q_20180630.htm

35 https://www.jpmorganchase.com/corporate/investor-relations/document/proxy-statement2019.pdf;

https://www.sec.gov/Archives/edgar/data/1469510/000093041318001868/c90951_def14a.htm

36https://www.sec.gov/Archives/edgar/data/1322613/000095012319010378/xslForm13F_X01/form13fInfoTable.xml

37 https://www.nytimes.com/2006/04/15/business/for-leading-exxon-to-its-riches-144573-a-day.html

https://www.sec.gov/Archives/edgar/data/34088/000104746906004990/a2167124zdef14a.htm

Conclusion: Investors Should Support Renewed Efforts to Separate the CEO and Chair positions at JPM and Oppose Lee Raymond’s Re-nomination or Re-election to the Board

At $2.8 trillion in assets, JPM is a systemically important financial institution,38 and as a result should heed warnings from regulators and peer financial services leaders on the escalating risks of climate change to both individual banks and the financial system as a whole. JPM’s status as leading lender and underwriter to the fossil fuel sector, combined with its laggard status with respect to climate-related disclosures, point to a need for JPM’s board to provide more robust oversight to ensure that the company’s actions do not create or exacerbate risks to long-term investors.

However, the current structure, composition and makeup of the JPM board give investors little reason for confidence that it will do so, with Lee Raymond as the purported counterweight to the power of combined Chair and CEO Jamie Dimon. Considering Raymond’s long tenure, his poor record on climate issues, and his potential ongoing conflicts of interests, he is unqualified to provide the kind of oversight needed to drive reforms on climate, promote long-term shareholder value at JPM, and protect the financial system as a whole.

Long-term shareholder value at JPM would be enhanced by both structural and compositional reform that empowers the board to provide stronger oversight and governance of the company’s climate risks. To that end, we recommend that shareholders vote FOR proposals to adopt an independent board chair at JPM, and, should Lee Raymond be re-nominated in the company’s 2020 proxy statement, vote AGAINST the re-election of Lead Independent Director Lee Raymond.

38 https://www.federalreserve.gov/supervisionreg/large-institution-supervision.htm